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                             February 13, 2024

       Uttam Patil, Ph.D.
       Chief Executive Officer
       ABVC BioPharma, Inc.
       44370 Old Warm Springs Blvd.
       Fremont, CA 94538

                                                        Re: ABVC BioPharma,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 9,
2024
                                                            File No. 333-276500

       Dear Uttam Patil:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 22, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-1, filed February 9, 2024

       Executive Compensation, page 81

   1. We note your response to prior comment 1 and we reissue the comment. Please revise your registration
statement to include all of the executive compensation disclosures required for the fiscal
year ended December 31, 2023. For example, your compensation tables and related
disclosures should cover each of the named executive officers described in Item 402(m)(2) of
Regulation S-K, including Dr. Uttam Patil given his appointment as your Chief Executive
Officer on June 21, 2023. In addition, it is unclear whether your directors received any
compensation in 2023. Refer to Item 402(r) of Regulation S-K.
       Selling Stockholders, page 92

   2. We note your response to prior comment 2 and we reissue the comment. Please update the selling stockholder
table to reflect all of the shares being registered pursuant to this
 Uttam Patil, Ph.D.
ABVC BioPharma, Inc.
February 13, 2024
Page 2
      registration statement on behalf of the selling stockholders. In this regard, the number in the table now appears to exclude the 25,000 shares of common stock underlying the 3rd
      PA Warrants.
       Please contact Jessica Dickerson at 202-551-8013 or Alan Campbell at 202-551-4224
with any questions.



                                                            Sincerely,
FirstName LastNameUttam Patil, Ph.D.
                                                            Division of
Corporation Finance
Comapany NameABVC BioPharma, Inc.
                                                            Office of Life
Sciences
February 13, 2024 Page 2
cc:       Louis Taubman, Esq.
FirstName LastName